SECU

16001897

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL.

OFFICIAL USE ONLY
22081
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 25TH STREET
(No. and Street)

DEL MAR	CA	92014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY SERRAS 858 455-5070X110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

NANCY MCCABE
Commission # 2004724
Notary Public - California
San Diego County
My Comm. Expires Jan 20, 2017

Signature

2-17-16

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
The way up.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego
} SS.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5

Signature of Affiant No. 1

Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

17th day of February, 2016, by
Date Month Year

(1) Gregory Serras,
Name of Affiant No. 1

(2) ________________
Name of Affiant No. 2 (Strike if not applicable)

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

NANCY MCCABE
Commission # 2004724
Notary Public - California
San Diego County
My Comm. Expires Jan 20, 2017

Place Notary Seal Above

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form x-17A-5 Part III

Document Date: 02-17-2016 Number of Pages: two

Signer(s) Other Than Named Above: none

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

VANGUARD CAPITAL
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

(CONFIDENTIAL)

VANGUARD CAPITAL
CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying financial statements of Vanguard Capital (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Vanguard Capital as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Vanguard Capital's financial statements. The supplemental information is the responsibility of Vanguard Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ KBL, LLP
New York, NY
February 18, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

VANGUARD CAPITAL

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	226,112
Accounts receivable		210,269
Clearing deposit		100,342
Prepaid expenses		33,073
Total assets	$	569,796

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued commissions	$	133,275
Total liabilities		133,275
Stockholder's Equity:		
Common stock, ($.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,947,490
Accumulated deficit		(1,510,979)
Total stockholder's equity		436,521
Total liabilities and stockholder's equity	$	569,796

The accompanying notes are an integral part of these financial statements.

VANGUARD CAPITAL

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 1,263,585
Interest income	18,997
	1,282,582
Expenses:	
Clearing fees and commissions	793,355
Rent and storage fees	8,959
Consulting fees	156,099
Legal and professional fees	65,325
Travel	15,210
Automobile expenses	11,825
Utilities	12,346
Office expenses	6,664
Regulatory fees and expenses	15,405
Dues and subscriptions	12,387
Insurance	28,218
Seminars and training	675
Bank service charges	3,372
Postage	2,969
Other expenses	755
	1,133,564
Income from operations before provision for income taxes	149,018
Provision for income taxes	4,011
Net income	$ 145,007

The accompanying notes are an integral part of these financial statements.

VANGUARD CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2014	$ 10	$ 1,941,496	$ (1,655,986)	$ 285,520
Capital contributions	-	5,994	-	5,994
Net income	-	-	145,007	145,007
Balance at December 31, 2015	$ 10	$ 1,947,490	$ (1,510,979)	$ 436,521

The accompanying notes are an integral part of these financial statements.

VANGUARD CAPITAL

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 145,007
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(11,406)
Increase in prepaid expenses	(11,175)
Decrease in accounts payable and accrued commissions	(14,772)
Total adjustments	(37,353)
Net cash provided by operating activities	107,654
Cash flows from financing activities:	
Proceeds from capital contributions	5,994
Net cash provided by financing activities	5,994
Net increase in cash	113,648
Cash at beginning of the year	112,464
Cash at end of the year	$ 226,112

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:

Interest paid	$ --
Income taxes paid	$ 4,011

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Vanguard Capital (the "Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is also registered with the Securities and Exchange Commission as an Investment Advisor under the Investment Advisers Act of 1940.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions and carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on February 24, 1988, under the laws of the State of California.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of marketable securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair value of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued commissions, approximate fair value because of the short maturity of those instruments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Collateral agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts receivable

The Company's accounts receivable are predominantly from its correspondent clearing firm, Pershing LLC, and custodians of the firm's Registered Investment Advisory business consisting of Charles Schwab Inc. and Genworth Financial Management Services. As of December 31, 2015, management determined that no allowance for any potential non-collection is required.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2015, the Company had net capital of $403,448, which exceeded required net capital by $303,448 and aggregate indebtedness of $133,275. The Company's aggregate indebtedness to net capital ratio was .33 to 1 as of December 31, 2015.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 5 – CLEARING DEPOSIT

As of December 31 2015, the Company has a $100,342 deposit with Pershing, LLC pursuant to the Fully Disclosed Clearing Agreement.

NOTE 6 – INCOME TAXES

The decrease in the valuation allowance in the year ended December 31, 2015 was $60,903.

The significant components of the Company's deferred tax assets are as follows:

Net operating loss carry forward	$ 634,611
Total deferred tax assets	$ 634,611
Less: valuation allowance	(634,611)
Net deferred tax assets	$ --

As of December 31, 2015, the Company has a net operating loss carry forward of $1,510,978 which expires as follows:

December 31, 2025	$ 370,964
2026	507,602
2027	70,474
2028	379,167
2029	151,364
2034	31,407
	$1,510,978

The Company uses the following tax rates:

Federal	34%
State	8%
	42%
Less: valuation allowance	42%
Net effective tax rate	--

NOTE 7 – OPERATING LEASE

In June, 2014, the Company moved its office to the officer's home and pays no rent. The Company paid partial rent (along with an associate of the Company) for a temporary location during the year for an office it opened in Palm Dessert, California. There have been no lease agreements signed by the Company.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2015, and February 18, 2016 when the financial statements were issued.

VANGUARD CAPITAL
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2015

SCHEDULE I

VANGUARD CAPITAL

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Aggregate Indebtedness		
Accounts payable and accrued commissions		$ 133,275
Total Aggregate indebtness		$ 133,275
Total stockholder's equity		$ 436,521
Adjustments to Net Capital		
Prepaid expenses	(33,073)	
Total Adjustments to Net Capital		(33,073)
Net Capital, as defined		$ 403,448
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		8,885
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Net Capital In Excess of Requirement		$ 303,448
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$ 283,448
Ratio Of Aggregate Indebtedness To Net Capital		.33 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)	
Focus Report	$ 403,448
Net audit adjustments	-
Increase in non-allowable and haircuts	-
Net capital per above	$ 403,448

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

VANGUARD CAPITAL

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Vanguard Capital operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

Signature: ____________________
Gregory Serras, CEO

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Vanguard Capital
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Vanguard Capital identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vanguard Capital claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Vanguard Capital stated that Vanguard Capital met the identified exemption provision throughout the most recent fiscal year without exception. Vanguard Capital's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vanguard Capital's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ **KBL, LLP**
New York, NY
February 18, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

VANGUARD CAPITAL
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2015

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Board of Directors
Vanguard Capital
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Vanguard Capital and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Vanguard Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vanguard Capital's management is responsible for Vanguard Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KBL, LLP
New York, NY
February 18, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2015
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 1,860
Less: Payments Made:		
Date Paid	Amount	
07/23/15	$ 899	
		899
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 961
Payment made with Form SIPC 7		$ 961

See Report of Independent Registered Public Accounting Firm

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

Total revenue	$ 1,282,582
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	72,483
Other	466,175
Total deductions	$ 538,658
SIPC NET OPERATING REVENUES	$ 743,924
GENERAL ASSESSMENT @ .0025	$ 1,860

See Report of Independent Registered Public Accounting Firm